PROSPECTUS SUPPLEMENT                                    Filed Pursuant to Rule
(To Prospectus dated February 28, 2002)                       424(b)(3)
                                                         File Number 333-82870



This Prospectus Supplement of VINA Technologies, Inc. is intended to be read in conjunction with VINA's Prospectus dated February 28, 2002.

Management Changes

     At the close of business on April 1, 2002, Steven M. Bauman, VINA's President and Chief Executive Officer, resigned. Mr. Bauman will remain on the Board of Directors of VINA until the end of April 2002. The Board of Directors named W. Michael West, VINA's current Chairman of the Board of Directors, as the company's interim Chief Executive Officer.

MBX

     VINA currently expects to re-commence shipments of its MBX product in the second quarter of 2002. However, VINA can give no assurances that it will be able to resolve the current software issues and application deficiencies of the MBX to meet its expected shipment date, or at all. Failure to resolve the issues with the MBX product in a timely manner could result in the loss of customers and a decrease in net revenue and market share.


             The date of this Prospectus Supplement is April 1, 2002